EDGAR ONLINE, INC.

11200 Rockville Pike, Suite 310

Rockville, Maryland 20852

July 18, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mara Ransom, Assistant Director

Re:	EDGAR Online, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 13, 2012
File No. 001-32194

Dear Ms. Ransom:

This letter is being submitted in connection with the above-referenced preliminary proxy statement and the response by EDGAR Online, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on such filing as set forth in your letter to Robert J. Farrell, dated June 28, 2012.

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (301) 287-0455 if you should have any questions.

Sincerely yours,

EDGAR Online, Inc.

By:	/s/ Steven Friedman
Steven Friedman General Counsel

cc:	Dieter King, Esquire
Angie Kim, Esquire